September 5, 2024

Shahraab Ahmad
Chief Executive Officer
Atlantic Coastal Acquisition Corp. II
6 St Johns Lane, Floor 5
New York, NY 10013

        Re: Atlantic Coastal Acquisition Corp. II
            Preliminary Proxy Statement on Schedule 14A
            Filed August 20, 2024
            File No. 001-41224
Dear Shahraab Ahmad:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Stephen C. Ashley, Esq.